KAWASAKI HEAVY INDUSTRIES, LTD.
Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-

[redacted]

February 15, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1, 2007 and December 31, 2007, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Ippei Ohno, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2110, facsimile +81-3-5402-7391, e-mail address: ohno_i@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN Oct.1, 2007 AND Dec.31, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Semiannual Report for the six months ended September 30, 2007.
   (Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statements of interim Financial Results and Forecast dated November 2, 2007.
   (Press release)
   (Exhibit 2, Summary English translation attached)
2. Semiannual Securities Report dated November 30, 2007 which was filed with the Ministry of Finance.
   (Exhibit 3, Summary English translation attached)
3. Semiannual Business Report to the shareholders for six months ended September 30, 2007.
   (Exhibit 4, Summary English translation attached)
4. Revision of the Outlook of the interim performance for this fiscal year dated October 18, 2007.
   (Exhibit 5, Summary English translation attached)
5. Notice about the merger with a subsidiary dated November 2, 2007.
   (Exhibit 6, Summary English translation attached)

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 1

2007 Semiannual Report

For the six months ended September 30, 2007

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	*2006*	***2007***
For the period:			
Net sales	**¥ 699,540**	¥ 645,852	**$ 6,060,296**
Operating income	**39,050**	25,562	**338,300**
Net income	**19,878**	11,414	**172,208**
Research and development expenses	**16,400**	14,300	**142,077**
Depreciation and amortization	**17,642**	14,879	**152,837**
Net cash provided by (used for) operating activities	**24,010**	(10,767)	**208,005**
Per share (in yen and U.S. dollars):			
Net income	**¥ 11.91**	¥ 7.33	**$ 0.10**
Cash dividends	**—**	—	**—**
At end of the period:			
Total assets	**¥1,322,779**	¥1,319,100	**$11,459,577**
Total net assets	**317,627**	244,170	**2,751,685**
Orders received and outstanding:			
Orders received during the period	**¥ 724,836**	¥ 763,844	**$ 6,279,442**
Order backlog at end of the period	**1,492,433**	1,424,960	**12,929,334**
Number of employees	**30,382**	29,461	

Notes: 1. This semiannual report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥115.43 to $1.00, the approximate rate of exchange at September 30, 2007.

Net Sales (Billions of yen)



Apr. 2007—Mar. 2008
699.5
Apr. 2006—Mar. 2007
645.9
792.7
Apr. 2005—Mar. 2006
593.6
728.9
Apr. 2004—Mar. 2005
537.7
703.9
Apr. 2003—Mar. 2004
523.3
637.0
0
500
1,000
1,500
First half
Second half

Net Income (Loss) (Billions of yen)



Apr. 2007—Mar. 2008
19.9
Apr. 2006—Mar. 2007
11.4
18.4
Apr. 2005—Mar. 2006
5.2
11.3
Apr. 2004—Mar. 2005
3.4
8.1
Apr. 2003—Mar. 2004
(3.4)
9.7
–10
0
10
20
30
First half
Second half

Performance during the Interim Period

The Japanese economy remained on an expansionary trend during the interim period under review, despite a slowdown in domestic personal consumption and other signs of deterioration in economic conditions, as exports and private-sector capital investment expanded. Outside Japan, conditions continued to be generally strong, especially in Europe, China, and the rest of Asia. However, as the fluctuations in foreign exchange rates and stock prices set off by the subprime mortgage loan issues in the United States suggested, concern about a deterioration in economic conditions increased and made it necessary for the Kawasaki Heavy Industries (KHI) Group to give careful attention to the business environment for its operations.

Amid these conditions, the KHI Group maintained its policy of aggressively pursuing market opportunities, and, as a consequence, obtained new orders for rolling stock in the North American market and other products; however, the total orders received for the interim period amounted to ¥724.8 billion, which was ¥39.0 billion, or 5.1%, lower than for the interim period of the previous fiscal year.

Net sales amounted to ¥699.5 billion, ¥53.7 billion, or 8.3%, higher year on year, principally because of increased revenues in the Shipbuilding and Consumer Products & Machinery segments. Profitability showed further improvement, as the KHI Group continued to implement aggressive measures to enhance profitability in all aspects of its operations. Operating income rose ¥13.5 billion, or 52.8%, from the same period of the previous year, to ¥39.1 billion. In addition, net income for the interim period expanded ¥8.5 billion, or 74.2%, to ¥19.9 billion.

Our basic policy is to pay stable dividends appropriate to earnings performance, while giving careful attention to increasing retained earnings. After giving due consideration to the uncertainties in the operating environment for the full fiscal year ending March 31, 2008, we have decided not to pay a cash dividend for the interim period under review.

Medium-Term Business Plan "Global K"

We passed the middle of the second fiscal year under KHI Group's medium-term business plan "Global K," which we announced in September last year, and the Group is moving steadily toward the attainment of its objectives. However, on the other hand, as mentioned previously, there are conditions in the world economy and destabilizing factors in the environments for our individual businesses. During the coming fiscal year, we will move into the middle year since the announcement of the "Global K" plan and are planning to make the necessary mid-course corrections. At present, in view of these circumstances, we are in the process of analyzing and identifying issues to be addressed, aimed at reviewing and revising the plan next year. Going forward, we are looking at our vision for the Group 10 years from the starting date of Global K, and moving steadily toward attaining our objectives by implementing measures and action plans under our strategies that respond to changes in the social environment.

Kawasaki Group Mission Statement

The KHI Group has adopted a vision of becoming "a leading global enterprise that enriches lifestyles and helps safeguard the natural environment through drawing on its sophisticated technological capabilities" by the 10th year following the commencement of the Global K plan. Amid today's fast-changing social and economic environment, the Group prepared its Kawasaki Group Mission Statement in May this year to provide a compass for the Group as a whole to realize the potential of its technological capabilities to the maximum extent possible.

This mission statement positions the Group's social perspective and mission in society as its highest-priority missions, followed by the Kawasaki Group Core Values, which are

the values that the Group will emphasize. These will become the starting point when formulating and making decisions on management strategy and product development policies. They will also form the basis for the Group Management Principles and the Group Code of Conduct.

The Kawasaki Group Mission Statement aims to create a higher-level corporate culture in the Group and enhance corporate and brand value through the revitalization of the corporate organization by encouraging each and every member of the Group to share the missions and values advocated in the mission statement and conduct daily business activities based on the guidelines for action.

Members of the Group will share the Kawasaki Group Mission Statement in common, and, by putting it into action, work to create new value for all KHI's stakeholder groups, including shareholders, customers, and the communities we serve. Accordingly, we would like to request your renewed support and cooperation going forward.

December 2007

T. Ohashi

Tadaharu Ohashi
President

Kawasaki Group Mission Statement

Group Mission:

Kawasaki, working as one for the good of the planet

- We are the Kawasaki Group, a global technology leader with diverse integrated strengths.
- We create new value—for a better environment and a brighter future for generations to come.

The Kawasaki Group Core Values

Value creation

We are globally driven to create new value—both for our customers and for the benefit of society as a whole.

Originality

We thrive on originality, innovation and leadership.

Excellence

What we produce is of exceptionally high quality and functionality, as we constantly strive to be at the global cutting edge.

The Kawasaki Group Management Principles

1. Trust

As an integrated technology leader, the Kawasaki Group is committed to providing high-performance products and services of superior safety and quality. By doing so, we will win the trust of our customers and the community.

2. Harmonious coexistence

The importance of corporate social responsibility (CSR) permeates all aspects of our business. This stance reflects the Kawasaki Group's corporate ideal of harmonious coexistence with the environment, society as a whole, local communities and individuals.

3. People

The Kawasaki Group's corporate culture is built on integrity, vitality, organizational strength and mutual respect for people through all levels of the Group. We nurture a global team for a global era.

4. Strategy

The Kawasaki Group pursues continuous enhancement of profitability and corporate value based on three guiding principles—selectively focusing resources on strategic businesses; emphasizing quality over quantity; and employing prudent risk management.

The Kawasaki Group Code of Conduct

1. Always look at the bigger picture. Think and act from a long-term, global perspective.
2. Meet difficult challenges head-on. Aim high and never be afraid to try something new.
3. Be driven by your aspirations and goals. Work toward success by always dedicating yourself to your tasks.
4. Earn the trust of the community through high ethical standards and the example you set for others.
5. Keep striving for self-improvement. Act on your own initiative as a confident professional.
6. Be a part of Team Kawasaki. Share your pride and sense of fulfillment in a job well done.

Shipbuilding



The Shipbuilding segment secured orders amounting to ¥85.6 billion, up ¥16.1 billion, or 23.2% from the interim period of the previous year. Orders were received for two LPG carriers and 11 bulk carriers.

Sales rose ¥35.4 billion, or 84.0% year on year, to ¥77.5 billion, mainly due to the fact that the segment delivered one LPG carrier, one VLCC, and two bulk carriers, for a total of four vessels. Operating income amounted to ¥2.3 billion compared with an operating loss of ¥2.1 billion in the same period of the previous year. This major improvement in profitability was due to higher sales and improvement in margins.

Rolling Stock & Construction Machinery



Orders received during the interim period included those for Shinkansen trains for Japan Railways companies and additional orders for subway cars from North American customers. However, the total value of orders declined ¥34.5 billion, or 22.1% from the interim period of the previous fiscal year, to ¥121.6 billion, reflecting the large orders for commuter trains from North America during the same period of the previous fiscal year.

Sales were down ¥16.7 billion, or 19.2% year on year, to ¥70.2 billion, despite an increase in domestic sales, as sales to overseas customers declined. Operating income fell ¥5.0 billion, or 81.1% from the same period of the previous year, to ¥1.2 billion, reflecting the decline in sales.

Aerospace



Orders received increased ¥3.6 billion, or 5.1% year on year, to ¥73.7 billion, because of new orders from the Boeing Company for component parts for Boeing 777 and 787 passenger aircraft.

Sales rose ¥3.8 billion, or 3.3% from the same period a year earlier, to ¥118.2 billion, because of an increase in sales of component parts for the Boeing 777 passenger aircraft and other factors. Operating income leapt ¥5.6 billion, or 109.7% year on year, to ¥10.7 billion, because of an improvement in margins due to a weaker yen against the U.S. dollar and other developments.

Gas Turbines & Machinery



Compared with the interim period of the previous fiscal year, orders obtained by this segment declined ¥5.8 billion, or 5.8%, to ¥93.5 billion. Although orders were received for components for commercial aircraft engines, including the V2500 and Trent, diesel engines for ships, gas turbine power generation systems, and natural gas compression modules, orders for certain other products, including marine steam turbines, declined.

Sales, however, were up ¥3.8 billion, or 4.7% over a year earlier, to ¥84.3 billion, as revenues from the sale of components for commercial aircraft engines expanded. Operating income rose ¥0.9 billion, or 18.1%, to ¥5.7 billion, as segment sales expanded.

Plant & Infrastructure Engineering



Orders for the interim period under review fell ¥53.5 billion, or 56.3% from the previous year, to ¥41.6 billion, reflecting the absence of major orders for cement plants, ferronickel refining plants, and other project orders that were received during the interim period of the previous fiscal year.

Sales declined ¥2.5 billion, or 4.7% from a year earlier, to ¥49.6 billion, because of lower sales from municipal refuse incineration plants. Profitwise, operating income for the interim period amounted to ¥1.4 billion, a major improvement from an operating loss of ¥3.7 billion a year earlier. This improvement was due to the improvements in efficiency resulting from the merger of the Group's plant and environmental engineering companies and the reduction in the number of loss-making projects.

Consumer Products & Machinery



Sales increased ¥22.6 billion, or 11.9% year on year, to ¥212.5 billion. Although sales of motorcycles in North America decreased, sales of motorcycles in Europe expanded, and sales of industrial robots to automotive-related and semiconductor-related manufacturers rose. Operating income climbed ¥1.4 billion, or 13.0%, to ¥12.3 billion, accompanying the growth in sales.

Other



Sales of this segment rose ¥7.3 billion, or 9.2%, to ¥87.1 billion, as sales of the hydraulics products for construction machinery continued at a high level. Operating income rose ¥0.8 billion, or 17.4%, to ¥5.2 billion.

Review by Geographic Segment

Sales in Japan rose ¥31.3 billion, or 6.8% compared with the interim period of the previous fiscal year, to ¥491.0 billion, mainly owing to an increase in sales of the parent company. Operating income climbed ¥18.4 billion, or 89.4%, to ¥38.9 billion.

In North America, sales decreased ¥1.4 billion, or 1.2%, to ¥118.2 billion, as a result of lower sales of motorcycles and other factors. The segment showed an operating loss of ¥3.5 billion, compared with operating income of ¥1.1 billion for the interim period of the previous fiscal year.

Sales in Europe expanded ¥21.0 billion, or 41.2%, to ¥72.0 billion, because of strong sales of motorcycles. Operating income posted a gain of ¥1.2 billion, or 65.3%, to ¥2.9 billion.

In Asia, sales jumped ¥4.7 billion, or 51.2%, to ¥13.9 billion. Operating income increased ¥0.4 billion, or 101.0%, to ¥0.8 billion.

In other areas, sales dropped ¥1.8 billion, or 28.9%, to ¥4.5 billion, while operating income amounted to ¥0.1 billion, approximately the same as for the interim period of the prior year.

Financial Position

Total assets at the end of the interim period were ¥1,322.8 billion, 2.6% lower than at the end of the previous fiscal year (March 31, 2007). Although inventories rose ¥16.6 billion accompanying the rise in the order backlog and active capital investment resulted in an increase in net property, plant and equipment of ¥4.7 billion, receivables, less allowance declined ¥52.8 billion as progress was made in the recovery of operating receivables.

Total liabilities declined 5.4%, to ¥1,005.2 billion. Although advances from customers increased ¥14.2 billion, notes payable and accounts payable declined ¥40.3 billion, and interest-bearing debt dropped ¥13.0 billion.

Net assets rose 7.5%, to ¥317.6 billion, mainly because of the interim net income.

Among cash flows, cash and cash equivalents (hereinafter, cash) declined ¥16.4 billion compared with the end of the previous fiscal year (March 31, 2007), to ¥22.8 billion. The condition of cash flows and the principal factors influencing their movements were as follows.

Net cash provided by operating activities amounted ¥24.0 billion, ¥34.8 billion higher than for the interim period of the previous fiscal year. Principal operating cash inflows were income before income taxes and minority interests amounting to ¥31.8 billion, depreciation and amortization of ¥17.6 billion, and a decrease in trade receivables of ¥58.5 billion. A major operating cash outflow was a decrease in accounts payable of ¥41.9 billion.

Net cash used for investing activities amounted to ¥20.2 billion, ¥6.5 billion lower than for the interim period of the previous year. The principal investment outflow was for the acquisition of property, plant and equipment.

Net cash used for financing activities was ¥20.8 billion. The principal outflow items were the repayment of long-term debt and cash dividends paid.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2007 and September 30, 2006

	Millions of yen			Thousands of U.S. dollars
	September 30, 2007 (unaudited)	March 31, 2007	September 30, 2006 (unaudited)	**September 30, 2007** (unaudited)
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 23,177**	¥ 39,351	¥ 25,006	**$ 200,788**
Receivables, less allowance	**389,823**	442,577	429,542	**3,377,138**
Inventories	**444,517**	427,934	425,754	**3,850,966**
Other current assets	**61,236**	52,056	57,832	**530,503**
Total current assets	**918,753**	961,918	938,134	**7,959,395**
Investments and long-term loans, less allowance	**103,417**	96,994	86,015	**895,928**
Net property, plant and equipment	**258,527**	253,819	249,200	**2,239,686**
Intangible and other assets	**42,082**	45,249	45,751	**364,568**
Total assets	**¥1,322,779**	¥1,357,980	¥1,319,100	**$11,459,577**
Liabilities and net assets:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 147,888**	¥ 138,463	¥ 182,746	**$ 1,281,192**
Payables	**372,216**	412,501	404,909	**3,224,604**
Advances from customers	**138,683**	124,445	111,846	**1,201,447**
Other current liabilities	**110,133**	131,097	122,631	**954,110**
Total current liabilities	**768,920**	806,506	822,132	**6,661,353**
Long-term liabilities:				
Long-term debt, less current portion	**143,356**	165,754	167,003	**1,241,930**
Others	**92,876**	90,342	85,795	**804,609**
Total long-term liabilities	**236,232**	256,096	252,798	**2,046,539**
Net assets:				
Common stock	**104,265**	103,188	92,106	**903,275**
Capital surplus	**54,252**	53,179	42,110	**469,999**
Retained earnings	**137,454**	125,799	107,457	**1,190,800**
Net unrealized gains on securities	**23,148**	19,342	12,720	**200,537**
Gains/losses on hedging items	**(150)**	(1,608)	(3,698)	**(1,299)**
Foreign currency translation adjustments	**(7,041)**	(9,417)	(11,620)	**(60,998)**
Treasury stock	**(55)**	(55)	(43)	**(476)**
Minority interests	**5,754**	4,950	5,138	**49,847**
Total net assets	**317,627**	295,378	244,170	**2,751,685**
Total liabilities and net assets	**¥1,322,779**	¥1,357,980	¥1,319,100	**$11,459,577**

Condensed Consolidated Statements of Income

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Net sales	**¥699,540**	¥645,852	**$6,060,296**
Cost of sales	**582,117**	555,715	**5,043,030**
Gross profit	**117,423**	90,137	**1,017,266**
Selling, general and administrative expenses	**78,373**	64,575	**678,966**
Operating income	**39,050**	25,562	**338,300**
Other income (expenses):			
Interest and dividend income	**2,468**	1,891	**21,381**
Equity in income of unconsolidated subsidiaries and affiliates	**2,331**	855	**20,195**
Interest expense	**(3,859)**	(2,912)	**(33,432)**
Other, net	**(8,153)**	(5,156)	**(70,632)**
Income before income taxes and minority interests	**31,837**	20,240	**275,812**
Income taxes	**(11,470)**	(8,577)	**(99,368)**
Minority interests in net income of consolidated subsidiaries	**(489)**	(249)	**(4,236)**
Net income	**¥ 19,878**	¥ 11,414	**$ 172,208**

Condensed Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen		*Thousands of U.S. dollars*
	2007	*2006*	***2007***
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥31,837**	¥20,240	**$ 275,812**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**17,642**	14,879	**152,837**
Increase (decrease) in assets	**33,312**	(34,449)	**288,590**
Increase (decrease) in liabilities	**(30,659)**	12,935	**(265,607)**
Other	**(28,122)**	(24,372)	**(243,627)**
Net cash provided by (used for) operating activities	**24,010**	(10,767)	**208,005**
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(23,964)**	(15,909)	**(207,606)**
Acquisition of investments in securities	**(1,111)**	(11,850)	**(9,625)**
Other	**4,885**	1,024	**42,320**
Net cash used for investing activities	**(20,190)**	(26,735)	**(174,911)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**(5,369)**	39,513	**(46,513)**
Proceeds from long-term debt	**3,220**	18,355	**27,896**
Repayment of long-term debt	**(10,108)**	(28,289)	**(87,568)**
Other	**(8,544)**	(4,807)	**(74,019)**
Net cash provided by (used for) financing activities	**(20,801)**	24,772	**(180,204)**
Effect of exchange rate changes	**413**	118	**3,577**
Net decrease in cash and cash equivalents	**(16,568)**	(12,612)	**(143,533)**
Cash and cash equivalents at beginning of the period	**39,229**	37,506	**339,851**
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries	**158**	—	**1,369**
Cash and cash equivalents at end of the period	**¥22,819**	¥24,894	**$ 197,687**

Consolidated Statements of Changes in Net Assets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006 (unaudited)

	Thousands	Millions of yen							
		2007							
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gain (loss) on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2007	**1,659,626**	**¥103,188**	**¥53,179**	**¥125,799**	**¥19,342**	**¥(1,608)**	**¥(9,417)**	**¥(55)**	**¥4,950**
Net income for the interim period	—	—	—	**19,878**	—	—	—	—	—
Conversion of convertible bonds	**9,286**	**1,077**	**1,052**	—	—	—	—	—	—
Cash dividends	—	—	—	**(8,298)**	—	—	—	—	—
Treasury stock purchased, net	—	—	**20**	—	—	—	—	**0**	—
Other	—	—	—	**75**	**3,806**	**1,458**	**2,376**	—	**805**
Balance at September 30, 2007	**1,668,912**	**¥104,265**	**¥54,251**	**¥137,454**	**¥23,148**	**¥ (150)**	**¥(7,041)**	**¥(55)**	**¥5,755**

	Thousands	Millions of yen							
		2006							
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gain (loss) on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2006	1,557,715	¥92,085	¥42,094	¥100,776	¥14,097	¥ —	¥(11,426)	¥(38)	¥5,508
Net income for the interim period	—	—	—	11,414	—	—	—	—	—
Conversion of convertible bonds	224	21	15	—	—	—	—	—	—
Cash dividends	—	—	—	(4,673)	—	—	—	—	—
Treasury stock purchased, net	—	—	1	—	—	—	—	(5)	—
Bonuses to directors and statutory auditors	—	—	—	(14)	—	—	—	—	—
Other	—	—	—	(46)	(1,377)	(3,698)	(194)	—	(370)
Balance at September 30, 2006	1,557,939	¥92,106	¥42,110	¥107,457	¥12,720	¥(3,698)	¥(11,620)	¥(43)	¥5,138

	Thousands of U.S. dollars							
	2007							
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gain (loss) on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2007	**$893,941**	**$460,704**	**$1,089,828**	**$167,567**	**$(13,927)**	**$(81,583)**	**$(478)**	**$42,882**
Net income for the interim period	—	—	**172,205**	—	—	—	—	—
Conversion of convertible bonds	**9,334**	**9,120**	—	—	—	—	—	—
Cash dividends	—	—	**(71,884)**	—	—	—	—	—
Treasury stock purchased, net	—	**175**	—	—	—	—	**2**	—
Other	—	—	**651**	**32,970**	**12,628**	**20,585**	—	**6,965**
Balance at September 30, 2007	**$903,275**	**$469,999**	**$1,190,800**	**$200,537**	**$ (1,299)**	**$(60,998)**	**$(476)**	**$49,847**

Segment Information

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2007 and 2006 (unaudited)

(a) Information by industry segment

	Millions of yen				
	2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income
Shipbuilding	¥ 77,480	¥ 932	¥ 78,412	¥ 76,111	¥ 2,301
Rolling Stock & Construction Machinery	70,244	591	70,835	69,674	1,161
Aerospace	118,247	868	119,115	108,422	10,693
Gas Turbines & Machinery	84,289	6,322	90,611	84,917	5,694
Plant & Infrastructure Engineering	49,647	6,802	56,449	55,043	1,406
Consumer Products & Machinery	212,512	2,577	215,089	202,769	12,320
Other	87,121	18,486	105,607	100,407	5,200
Total	699,540	36,578	736,118	697,343	38,775
Eliminations	—	(36,578)	(36,578)	(36,853)	275
Consolidated total	¥699,540	¥ —	¥699,540	¥660,490	¥39,050

	Millions of yen				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 42,107	¥ 1,296	¥ 43,403	¥ 45,456	¥ (2,053)
Rolling Stock & Construction Machinery	86,925	260	87,185	81,040	6,145
Aerospace	114,452	614	115,066	109,968	5,098
Gas Turbines & Machinery	80,509	7,941	88,450	83,629	4,821
Plant & Infrastructure Engineering	52,114	9,068	61,182	64,910	(3,728)
Consumer Products & Machinery	189,928	4,318	194,246	183,342	10,904
Other	79,817	20,224	100,041	95,611	4,430
Total	645,852	43,721	689,573	663,956	25,617
Eliminations	—	(43,721)	(43,721)	(43,666)	(55)
Consolidated total	¥645,852	¥ —	¥645,852	¥620,290	¥25,562

	Thousands of U.S. dollars				
	2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income
Shipbuilding	$ 671,229	$ 8,074	$ 679,303	$ 659,369	$ 19,934
Rolling Stock & Construction Machinery	608,542	5,120	613,662	603,604	10,058
Aerospace	1,024,404	7,520	1,031,924	939,288	92,636
Gas Turbines & Machinery	730,217	54,769	784,986	735,658	49,328
Plant & Infrastructure Engineering	430,105	58,927	489,032	476,852	12,180
Consumer Products & Machinery	1,841,047	22,325	1,863,372	1,756,640	106,732
Other	754,752	160,150	914,902	869,852	45,050
Total	6,060,296	316,885	6,377,181	6,041,263	335,918
Eliminations	—	(316,885)	(316,885)	(319,267)	2,382
Consolidated total	$6,060,296	$ —	$6,060,296	$5,721,996	$338,300

(b) Information by geographic area

	Millions of yen				
	2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**¥491,024**	**¥143,302**	**¥634,326**	**¥595,440**	**¥38,886**
North America	**118,166**	**12,691**	**130,857**	**134,404**	**(3,547)**
Europe	**72,010**	**2,334**	**74,344**	**71,413**	**2,931**
Asia	**13,863**	**11,683**	**25,546**	**24,724**	**822**
Other areas	**4,477**	**118**	**4,595**	**4,493**	**102**
Total	**699,540**	**170,128**	**869,668**	**830,474**	**39,194**
Eliminations	**—**	**(170,128)**	**(170,128)**	**(169,984)**	**(144)**
Consolidated total	**¥699,540**	**¥ —**	**¥699,540**	**¥660,490**	**¥39,050**

	Millions of yen				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income
Japan	¥459,768	¥ 120,560	¥580,328	¥559,793	¥20,535
North America	119,598	8,130	127,728	126,669	1,059
Europe	51,015	2,049	53,064	51,291	1,773
Asia	9,171	8,685	17,856	17,447	409
Other areas	6,300	77	6,377	6,254	123
Total	645,852	139,501	785,353	761,454	23,899
Eliminations	—	(139,501)	(139,501)	(141,164)	1,663
Consolidated total	¥645,852	¥ —	¥645,852	¥620,290	¥25,562

	Thousands of U.S. dollars				
	2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**$4,253,868**	**$1,241,462**	**$5,495,330**	**$5,158,451**	**$336,879**
North America	**1,023,703**	**109,945**	**1,133,648**	**1,164,377**	**(30,729)**
Europe	**623,841**	**20,220**	**644,061**	**618,669**	**25,392**
Asia	**120,099**	**101,213**	**221,312**	**214,190**	**7,122**
Other areas	**38,785**	**1,023**	**39,808**	**38,924**	**884**
Total	**6,060,296**	**1,473,863**	**7,534,159**	**7,194,611**	**339,548**
Eliminations	**—**	**(1,473,863)**	**(1,473,863)**	**(1,472,615)**	**(1,248)**
Consolidated total	**$6,060,296**	**$ —**	**$6,060,296**	**$5,721,996**	**$338,300**

(c) Overseas sales

	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2007		2006		**2007**
	Overseas sales	% of net sales	Overseas sales	% of net sales	Overseas sales
North America	**¥162,065**	**23.1%**	¥155,019	24.0%	**$1,404,011**
Europe	**81,694**	**11.6%**	57,932	8.9%	**707,736**
Asia	**64,742**	**9.3%**	96,354	15.0%	**560,877**
Other areas	**77,624**	**11.1%**	60,221	9.3%	**672,477**
Total	**¥386,125**	**55.1%**	¥369,526	57.2%	**$3,345,101**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2007 and 2006 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Net sales:			
Shipbuilding	**¥ 77,480**	¥ 42,107	**$ 671,229**
Rolling Stock & Construction Machinery	**70,244**	86,925	**608,542**
Aerospace	**118,247**	114,452	**1,024,404**
Gas Turbines & Machinery	**84,289**	80,509	**730,217**
Plant & Infrastructure Engineering	**49,647**	52,114	**430,105**
Consumer Products & Machinery	**212,512**	189,928	**1,841,047**
Other	**87,121**	79,817	**754,752**
Total	**¥699,540**	¥645,852	**$6,060,296**
Orders received:			
Shipbuilding	**¥ 85,631**	¥ 69,507	**$ 741,844**
Rolling Stock & Construction Machinery	**121,605**	156,102	**1,053,496**
Aerospace	**73,726**	70,175	**638,707**
Gas Turbines & Machinery	**93,527**	99,313	**810,249**
Plant & Infrastructure Engineering	**41,557**	95,093	**360,019**
Consumer Products & Machinery	**212,512**	189,928	**1,841,047**
Other	**96,278**	83,726	**834,080**
Total	**¥724,836**	¥763,844	**$6,279,442**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006	**As of September 30, 2007**
Order backlog:				
Shipbuilding	**¥ 320,643**	¥ 313,987	¥ 315,263	**$ 2,777,813**
Rolling Stock & Construction Machinery	**492,077**	434,419	412,985	**4,262,991**
Aerospace	**241,623**	286,699	256,954	**2,093,243**
Gas Turbines & Machinery	**224,028**	216,886	214,002	**1,940,813**
Plant & Infrastructure Engineering	**163,996**	172,255	187,030	**1,420,740**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**50,066**	40,909	38,726	**433,734**
Total	**¥1,492,433**	¥1,465,155	¥1,424,960	**$12,929,334**

Kawasaki

Kawasaki Corporate Data

(As of September 30, 2007)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥104,265,062,978

Number of Shares Issued: 1,668,911,902

Number of Shareholders: 158,330

Number of Employees: 30,382

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspaper in Which Public Notices Are Made:
Nihon Keizai Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbny.com

KHI Web Site at: http://www.khi.co.jp

R100 PRINTED WITH SOY INK

This report was printed on 100% recycled paper with a whiteness degree of 85% using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals

Printed in Japan

November 2, 2007

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2007 and 2006 and one year ended March 31, 2007

Operating results

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2007	Six months ended Sep. 30, 2006	**% Change**	*Six months ended Sep. 30, 2007*
Net sales	¥ **699,540**	¥ 645,852	**+8%**	*$ 6,060,296*
Operating income	**39,050**	25,562	**+53%**	*338,300*
Net income	**19,878**	11,414	**+74%**	*172,208*
Earnings per share (Yen)	**11.9**	7.3		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Net assets	Ratio of net assets to total assets
As of September 30, 2007	¥ **1,322,779**	¥ **317,627**	**24%**
As of March 31, 2007	1,357,980	295,378	21%
As of September 30, 2007	*$ 11,459,577*	*$ 2,751,685*	–

	Yen / U.S. dollars	Thousand shares
	Net assets per share	Number of shares issued and outstanding
As of September 30, 2007	¥ **186.9**	**1,668,757**
As of March 31, 2007	175.0	1,659,415
As of September 30, 2007	*$ 1.62*	–

Cash flows

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2007	Six months ended Sep. 30, 2006	*Six months ended Sep. 30, 2006*
Operating activities	¥ **24,010**	¥ -10,767	*$ 208,005*
Investing activities	**-20,190**	-26,735	*-174,911*
Financing activities	**-20,801**	24,772	*-180,204*
Cash and cash equivalents at end of year	**22,819**	24,894	*197,687*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2008	¥ 1,520,000	¥ 33,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥115.43=$1, the rate prevailing as of September 30, 2007, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

As of September 30 and March 31, 2007

	Millions of yen		Thousands of U.S. dollars
	As of Sep. 30, 2007	As of Mar. 31, 2007	As of Sep. 30, 2007
Assets :			
Current assets :			
Cash on hand and in banks	¥ 23,177	¥ 39,351	$ 200,788
Receivables, less allowance	389,823	442,577	3,377,138
Inventories	444,517	427,934	3,850,966
Other current assets	61,236	52,056	530,503
Total current assets	918,753	961,918	7,959,395
Investments and long-term loans less allowance	103,417	96,994	895,928
Net property, plant and equipment	258,527	253,819	2,239,686
Intangible and other assets	42,082	45,249	364,568
Total assets	¥ 1,322,779	¥ 1,357,980	$ 11,459,577
Liabilities and net assets :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 147,888	¥ 138,463	$ 1,281,192
Payables	372,216	412,501	3,224,604
Advances from customers	138,683	124,445	1,201,447
Other current liabilities	110,133	131,097	954,110
Total current liabilities	768,920	806,506	6,661,353
Long-term liabilities :			
Long-term debt, less current portion	143,356	165,754	1,241,930
Others	92,876	90,342	804,609
Total long-term liabilities	236,232	256,096	2,046,539
Net assets :			
Common stock	104,265	103,188	903,275
Capital surplus	54,252	53,179	469,999
Retained earnings	137,454	125,799	1,190,800
Net unrealized gains on securities	23,148	19,342	200,537
Gains/losses on hedging items	(150)	(1,608)	(1,299)
Foreign currency translation adjustments	(7,041)	(9,417)	(60,998)
Treasury stock	(55)	(55)	(476)
Minority interests	5,754	4,950	49,847
Total net assets	317,627	295,378	2,751,685
Total liabilities and net assets	¥ 1,322,779	¥ 1,357,980	$ 11,459,577

Condensed Consolidated Statements of Operations

For six months ended September 30, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2007	Six months ended Sep. 30, 2006	% Change	Six months ended Sep. 30, 2007
Net sales	¥ 699,540	¥ 645,852	+8%	$ 6,060,296
Cost of sales	582,117	555,715		5,043,030
Gross profit	117,423	90,137		1,017,266
Selling, general and administrative expenses	78,373	64,575		678,966
Operating income	39,050	25,562	+53%	338,300
Other income (expenses) :				
Interest and dividend income	2,468	1,891		21,381
Equity in income of unconsolidated subsidiaries and affiliates	2,331	855		20,195
Interest expense	(3,859)	(2,912)		(33,432)
Other, net	(8,153)	(5,156)		(70,632)
Income before income taxes and minority interests	31,837	20,240	+57%	275,812
Income taxes	(11,470)	(8,577)		(99,368)
Minority interests in net income of consolidated subsidiaries	(489)	(249)		(4,236)
Net income	¥ 19,878	¥ 11,414	+74%	$ 172,208

Condensed Consolidated Statements of Cash Flows

(Consolidated)

For six months ended September 30, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2007	*Six months ended Sep. 30, 2006*	*Six months ended Sep. 30, 2007*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ **31,837**	¥ 20,240	$ *275,812*
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**17,642**	14,879	*152,837*
Decrease (increase) in assets	**33,312**	(34,449)	*288,590*
Increase (decrease) in liabilities	**(30,659)**	12,935	*(265,607)*
Other	**(28,122)**	(24,372)	*(243,627)*
Net cash provided by (used for) operating activities	¥ **24,010**	¥ (10,767)	$ *208,005*
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(23,964)**	(15,909)	*(207,606)*
Acquisition of investments in securities	**(1,111)**	(11,850)	*(9,625)*
Other	**4,885**	1,024	*42,320*
Net cash used for investing activities	¥ **(20,190)**	¥ (26,735)	$ *(174,911)*
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**(5,369)**	39,513	*(46,513)*
Proceeds from long-term debt	**3,220**	18,355	*27,896*
Repayment of long-term debt	**(10,108)**	(28,289)	*(87,568)*
Other	**(8,544)**	(4,807)	*(74,019)*
Net cash provided by (used for) financing activities	¥ **(20,801)**	¥ 24,772	$ *(180,204)*
Effect of exchange rate changes	**413**	118	*3,577*
Net decrease in cash and cash equivalents	**(16,568)**	(12,612)	*(143,533)*
Cash and cash equivalents at beginning of year	**39,229**	37,506	*339,851*
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries	**158**	-	*1,369*
Cash and cash equivalents at end of year	¥ **22,819**	¥ 24,894	$ *197,687*

Segment information

(a) Information by industry segment

	Millions of yen				
	Six months ended September 30, 2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 77,480	¥ 932	¥ 78,412	¥ 76,111	¥ 2,301
Rolling Stock & Construction Machinery	70,244	591	70,835	69,674	1,161
Aerospace	118,247	868	119,115	108,422	10,693
Gas Turbines & Machinery	84,289	6,322	90,611	84,917	5,694
Plant & Infrastructure Engineering	49,647	6,802	56,449	55,043	1,406
Consumer products & Machinery	212,512	2,577	215,089	202,769	12,320
Other	87,121	18,486	105,607	100,407	5,200
Total	699,540	36,578	736,118	697,343	38,775
Eliminations	-	(36,578)	(36,578)	(36,853)	275
Consolidated total	¥ 699,540	¥ -	¥ 699,540	¥ 660,490	¥ 39,050

	Millions of yen				
	Six months ended September 30, 2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 42,107	¥ 1,296	¥ 43,403	¥ 45,456	¥ (2,053)
Rolling Stock, & Construction Machinery	86,925	260	87,185	81,040	6,145
Aerospace	114,452	614	115,066	109,968	5,098
Gas Turbines & Machinery	80,509	7,941	88,450	83,629	4,821
Plant & Infrastructure Engineering	52,114	9,068	61,182	64,910	(3,728)
Consumer products & Machinery	189,928	4,318	194,246	183,342	10,904
Other	79,817	20,224	100,041	95,611	4,430
Total	645,852	43,721	689,573	663,956	25,617
Eliminations	-	(43,721)	(43,721)	(43,666)	(55)
Consolidated total	¥ 645,852	¥ -	¥ 645,852	¥ 620,290	¥ 25,562

	Thousands of U.S. dollars				
	Six months ended September 30, 2007				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	$ 671,229	$ 8,074	$ 679,303	$ 659,369	$ 19,934
Rolling Stock & Construction Machinery	608,542	5,120	613,662	603,604	10,058
Aerospace	1,024,404	7,520	1,031,924	939,288	92,636
Gas Turbines & Machinery	730,217	54,769	784,986	735,658	49,328
Plant & Infrastructure Engineering	430,105	58,927	489,032	476,852	12,180
Consumer products & Machinery	1,841,047	22,325	1,863,372	1,756,640	106,732
Other	754,752	160,150	914,902	869,852	45,050
Total	6,060,296	316,885	6,377,181	6,041,263	335,918
Eliminations	-	(316,885)	(316,885)	(319,267)	2,382
Consolidated total	$ 6,060,296	$ -	$ 6,060,296	$ 5,721,996	$ 338,300

(b) Information by geographic area

Millions of yen — Six months ended September 30, 2007

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**¥ 491,024**	**¥ 143,302**	**¥ 634,326**	**¥ 595,440**	**¥ 38,886**
North America	**118,166**	**12,691**	**130,857**	**134,404**	**(3,547)**
Europe	**72,010**	**2,334**	**74,344**	**71,413**	**2,931**
Asia	**13,863**	**11,683**	**25,546**	**24,724**	**822**
Other Areas	**4,477**	**118**	**4,595**	**4,493**	**102**
Total	**699,540**	**170,128**	**869,668**	**830,474**	**39,194**
Eliminations	**-**	**(170,128)**	**(170,128)**	**(169,984)**	**(144)**
	¥ 699,540	**¥ -**	**¥ 699,540**	**¥ 660,490**	**¥ 39,050**

Millions of yen — Six months ended September 30, 2006

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 459,768	¥ 120,560	¥ 580,328	¥ 559,793	¥ 20,535
North America	119,598	8,130	127,728	126,669	1,059
Europe	51,015	2,049	53,064	51,291	1,773
Asia	9,171	8,685	17,856	17,447	409
Other Areas	6,300	77	6,377	6,254	123
Total	645,852	139,501	785,353	761,454	23,899
Eliminations	-	(139,501)	(139,501)	(141,164)	1,663
Consolidated total	¥ 645,852	¥ -	¥ 645,852	¥ 620,290	¥ 25,562

Thousands of U.S. dollars — Six months ended September 30, 2007

	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 4,253,868*	*$ 1,241,462*	*$ 5,495,330*	*$ 5,158,451*	*$ 336,879*
North America	*1,023,703*	*109,945*	*1,133,648*	*1,164,377*	*(30,729)*
Europe	*623,841*	*20,220*	*644,061*	*618,669*	*25,392*
Asia	*120,099*	*101,213*	*221,312*	*214,190*	*7,122*
Other Areas	*38,785*	*1,023*	*39,808*	*38,924*	*884*
Total	*6,060,296*	*1,473,863*	*7,534,159*	*7,194,611*	*339,548*
Eliminations	*-*	*(1,473,863)*	*(1,473,863)*	*(1,472,615)*	*(1,248)*
Consolidated total	*$ 6,060,296*	*$ -*	*$ 6,060,296*	*$ 5,721,996*	*$ 338,300*

(c) Overseas sales

	Millions of yen				*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2007		Six months ended Sep. 30, 2006		*Six months ended Sep. 30, 2007*
	Overseas sales	**% against net sales**	Overseas sales	% against net sales	*Overseas sales*
North America	**¥ 162,065**	**23.1%**	¥ 155,019	24.0%	*$ 1,404,011*
Europe	**81,694**	**11.6%**	57,932	8.9%	*707,736*
Asia	**64,742**	**9.3%**	96,354	15.0%	*560,877*
Other Areas	**77,624**	**11.1%**	60,221	9.3%	*672,477*
Total	**¥ 386,125**	**55.1%**	¥ 369,526	57.2%	*$ 3,345,101*

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2007 and 2006

	Millions of yen							Thousands of U.S. dollars	
	Six months ended Sep. 30, 2007			Six months ended Sep. 30, 2006			**% Change**	*Six months ended Sep. 30, 2007*	
Net sales :									
Shipbuilding	¥	**77,480**	***(11%)***	¥	42,107	*(7%)*	**+84%**	*$*	*671,229*
Rolling Stock & Construction Machinery		**70,244**	***(10%)***		86,925	*(13%)*	**-19%**		*608,542*
Aerospace		**118,247**	***(17%)***		114,452	*(18%)*	**+3%**		*1,024,404*
Gas Turbines & Machinery		**84,289**	***(12%)***		80,509	*(13%)*	**+5%**		*730,217*
Plant & Infrastructure Engineering		**49,647**	***(7%)***		52,114	*(8%)*	**-5%**		*430,105*
Consumer products & Machinery		**212,512**	***(30%)***		189,928	*(29%)*	**+12%**		*1,841,047*
Other		**87,121**	***(13%)***		79,817	*(12%)*	**+9%**		*754,752*
Total	¥	**699,540**	***(100%)***	¥	645,852	*(100%)*	**+8%**	*$*	*6,060,296*
Orders :									
Shipbuilding	¥	**85,631**	***(12%)***	¥	69,507	*(9%)*	**+23%**	*$*	*741,844*
Rolling Stock & Construction Machinery		**121,605**	***(17%)***		156,102	*(20%)*	**-22%**		*1,053,496*
Aerospace		**73,726**	***(10%)***		70,175	*(9%)*	**+5%**		*638,707*
Gas Turbines & Machinery		**93,527**	***(13%)***		99,313	*(13%)*	**-6%**		*810,249*
Plant & Infrastructure Engineering		**41,557**	***(6%)***		95,093	*(13%)*	**-56%**		*360,019*
Consumer products & Machinery		**212,512**	***(29%)***		189,928	*(25%)*	**+12%**		*1,841,047*
Other		**96,278**	***(13%)***		83,726	*(11%)*	**+15%**		*834,080*
Total	¥	**724,836**	***(100%)***	¥	763,844	*(100%)*	**-5%**	*$*	*6,279,442*

	Millions of yen							Thousands of U.S. dollars	
	As of Sep. 30, 2007			As of Mar. 31, 2007			**% Change**	*As of Sep. 30, 2007*	
Order backlog :									
Shipbuilding	¥	**320,643**	***(22%)***	¥	313,987	*(21%)*	**+2%**	*$*	*2,777,813*
Rolling Stock & Construction Machinery		**492,077**	***(33%)***		434,419	*(29%)*	**+13%**		*4,262,991*
Aerospace		**241,623**	***(16%)***		286,699	*(20%)*	**-16%**		*2,093,243*
Gas Turbines & Machinery		**224,028**	***(15%)***		216,886	*(15%)*	**+3%**		*1,940,813*
Plant & Infrastructure Engineering		**163,996**	***(11%)***		172,255	*(12%)*	**-5%**		*1,420,740*
Consumer products & Machinery		**-**	***(- %)***		-	*(-%)*	**-%**		*-*
Other		**50,066**	***(3%)***		40,909	*(3%)*	**+22%**		*433,734*
Total	¥	**1,492,433**	***(100%)***	¥	1,465,155	*(100%)*	**+2%**	*$*	*12,929,334*

EXHIBIT 2

川崎重工業株式会社

広報室【東京】Tel. (03) 3435-2130 【神戸】Tel. (078) 371-9531 www.khi.co.jp

NO. 2007068

2007年11月2日

平成20年3月期　中間決算短信

川崎重工は、平成20年3月期中間決算（平成19年4月1日～平成19年9月30日）について、つぎのとおりお知らせします。

■平成20年3月期　中間決算概要

連結決算

（単位　億円）

	前中間期（平成18年9月中間期）	当中間期（平成19年9月中間期）	増　減
受注高	7,638	7,248	△ 390
売上高	6,458	6,995	536
営業利益	255	390	134
経常利益	203	337	134
税金等調整前中間純利益	202	318	115
中間純利益	114	198	84
1株当たり中間純利益	7.32 円	11.93 円	4.61 円
総資産	13,190	13,227	36
純資産	2,441	3,176	734
営業活動によるｷｬｯｼｭﾌﾛｰ	△ 107	240	347
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 267	△ 201	65
フリーキャッシュフロー	△ 375	38	413
財務活動によるｷｬｯｼｭﾌﾛｰ	247	△ 208	△ 455

単独決算

（単位　億円）

	前中間期（平成18年9月中間期）	当中間期（平成19年9月中間期）	増　減
受注高	3,988	4,005	16
売上高	4,156	4,186	29
営業利益	141	256	114
経常利益	107	210	102
税引前中間純利益	106	202	95
中間純利益	72	144	71
1株当たり中間純利益	4.67 円	8.68 円	4.01 円
1株当たり中間配当金	0.00 円	0.00 円	0.00 円
総資産	9,514	9,296	△ 218
純資産	1,991	2,564	573

EXHIBIT 3

(Brief description)

Semi-Annual Securities Report dated November 30, 2007

Semi-Annual Securities Report for the period from April 1st, 2007 to September 30th, 2007, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

【提出書類】 半期報告書

【提出先】 関東財務局長

【提出日】 平成19年11月30日

【中間会計期間】 平成19年度中
(自　平成19年4月1日　至　平成19年9月30日)

【会社名】 川崎重工業株式会社

【英訳名】 Kawasaki Heavy Industries, Ltd.

【代表者の役職氏名】 取締役社長　　大　橋　忠　晴

【本店の所在の場所】 神戸市中央区東川崎町3丁目1番1号

【電話番号】 (078) 682-5001 (大代表)

【事務連絡者氏名】 財務経理部副部長　　村　上　雄　二

【最寄りの連絡場所】 神戸市中央区東川崎町1丁目1番3号
(神戸クリスタルタワー)

【電話番号】 (078) 371-9551

【事務連絡者氏名】 財務経理部副部長　　村　上　雄　二

【縦覧に供する場所】 川崎重工業株式会社東京本社
(東京都港区浜松町2丁目4番1号
(世界貿易センタービル))
川崎重工業株式会社関西支社
(大阪市北区堂島浜2丁目1番29号 (古河大阪ビル))
株式会社東京証券取引所
(東京都中央区日本橋兜町2番1号)
株式会社大阪証券取引所
(大阪市中央区北浜1丁目8番16号)
株式会社名古屋証券取引所
(名古屋市中区栄3丁目8番20号)

EXHIBIT 4
(Brief description)

The 185th Business Term Semi-Annual Business Report (from April 1, 2007 to September 30, 2007)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other

[Financial Results]

Interim Consolidated Financial Statements for six months ended September 30, 2007
Interim Non-Consolidated Financial Statements for six months ended September 30, 2007

[Corporate Data]

Date of Incorporated
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Number of Shares Issued
Number of Shareholders
Major Shareholders


Kawasaki
ZX165U

BUSINESS REPORT

第185期 中間期

平成19年4月1日→平成19年9月30日

川崎重工業株式会社

証券コード 7012

EXHIBIT 5

(Summary Translation)

Notice of revision of the Outlook of the interim performance
for this fiscal year dated October 18, 2007

Kawasaki Heavy Industries, Ltd. hereby amend the outlook of the interim performance for this fiscal year as follows:

1.Specifics of the amend:

(1) Consolidated base

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Outlook(A)	710,000	26,000	26,000	16,000
Current Outlook (B)	699,000	39,000	33,000	19,000
Difference (B-A)	△11,000	13,000	7,000	3,000
Rate of valiability	△1.5%	50.0%	26.9%	18.7%
Figure of last fiscal year	645,851	25,562	20,367	11,413

(2) Non-Consolidated base

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Outlook(A)	420,000	11,000	15,000	10,000
Current Outlook (B)	418,000	25,000	21,000	13,000
Difference (B-A)	△2,000	14,000	6,000	3,000
Rate of valiability	△0.4%	127.2%	40.0%	30.0%
Figure of last fiscal year	415,665	14,170	10,790	7,288

2.The reason of revision

By reducing cost and low Yen-rate (against US Dollar and Euro), we expect to make more profit than previous outlook concerning this interim period.

NO. 2007063　　2007年10月18日

各　位

会社名　川崎重工業株式会社
代表者名　取締役社長　大橋 忠晴
コード番号　7012 東京① 大阪① 名古屋①
問合せ先責任者　財務経理部長　髙尾　光俊
問合せ先窓口　広報室（TEL 03-3435-2130）

平成20年３月期　中間業績予想の修正に関するお知らせ

川崎重工は、平成19年４月27日の決算発表時に公表した平成20年３月期の連結および単独の中間業績予想の修正について、下記のとおりお知らせします。

記

１．平成20年３月期　中間業績予想の修正

(1) 中間連結業績予想の修正　（単位：百万円）

	売上高	営業利益	経常利益	中間純利益
前回予想 (A)（平成19年４月27日公表）	710,000	26,000	26,000	16,000
今回予想 (B)	699,000	39,000	33,000	19,000
増減額 (B－A)	△ 11,000	13,000	7,000	3,000
増減率	△ 1.5%	50.0%	26.9%	18.7%
（ご参考）前中間期実績（平成18年９月期）	645,851	25,562	20,367	11,413

(2) 中間単独業績予想の修正　（単位：百万円）

	売上高	営業利益	経常利益	中間純利益
前回予想 (A)（平成19年４月27日公表）	420,000	11,000	15,000	10,000
今回予想 (B)	418,000	25,000	21,000	13,000
増減額 (B－A)	△ 2,000	14,000	6,000	3,000
増減率	△ 0.4%	127.2%	40.0%	30.0%
（ご参考）前中間期実績（平成18年９月期）	415,665	14,170	10,790	7,288

２．修正の理由

売上高については、前回発表予想から大きな修正はありません。営業利益・経常利益・中間純利益については、コストダウン・固定費削減による損益改善に加え、為替レートが想定（１ドル＝110円、１ユーロ＝150円）より円安に推移したため、前回発表予想を上回る見込みです。

なお、通期の業績予想については、本年11月２日の中間決算発表時にお知らせします。

以上

EXHIBIT 6

(Brief description)

Notice about the merger with a subsidiary dated November 2, 2007

Kawasaki Heavy Industries, Ltd. resolve the merger with Kawasaki Construction Co., Ltd. that is subsidiary of Kawasaki Heavy Industries, Ltd.

1.Purpose of the merger

2.Description

(1) Schedule

(2) Method of the merger

(3) Stock-option and Convertible-Bond of Kawasaki Construction Co., Ltd.

(4) Corporate data of Kawasaki Heavy Industries, Ltd. and Kawasaki Construction Co., Ltd.

3.Post-merger corporate data

(1) Corporate name, Description of business, Address of the head office, Board of Directors, Paid-in capital, Fiscal term.

(2) Impact to the business performance

Kawasaki News Release
川崎重工業株式会社
広報室【東京】Tel. (03) 3435-2130 【神戸】Tel. (078) 371-9531 www.khi.co.jp

NO. 2007069 2007年11月2日

各 位

会 社 名 川崎重工業株式会社
代表者名 取締役社長 大橋 忠晴
（コード番号 7012 東京① 大阪① 名古屋①）
問合せ先 広報室
室長 伴 俊作
（TEL. 03-3435-2130）

子会社との合併に関するお知らせ

川崎重工は、2007年11月2日開催の当社取締役会において、当社の100%子会社である川重工事株式会社（以下、川重工事）を吸収合併することを決定いたしましたので、お知らせします。

1. 合併の目的

川重工事は、当社の100%子会社として大型構造物製品の現地工事業務および工事機材管理業務を行ってきましたが、この度、当社の大型構造物事業の構造改革の一環として、これらの機能を当社に集約し、事業運営の効率化を図ることとしました。

2. 合併の要旨

(1) 合併の日程

合併契約書承認取締役会	2007年11月2日
合併契約書締結日	2007年11月2日
合併契約書承認株主総会	
当社	会社法第796条第3項に規定する簡易合併であるため、当社の合併契約承認株主総会は開催しません。
川重工事	会社法第784条第1項に規定する略式合併であるため、川重工事の合併契約承認株主総会は開催しません。
合併期日	2008年1月1日（予定）

END